FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 14 October 2004


                                File no. 0-17630


                           CRH - Holding(s) in Company


                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company



CRH plc (the "Company")

The Company received notification today, 14th October 2004, from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam") that Putnam's interest in the Ordinary Shares of CRH plc represents less than 3 per cent of the Company's issued Ordinary Share Capital.

Enquiries:

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344 340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  14 October, 2004


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director